Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to: (a) the inclusion in Entrée Resources Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2021 of our reports (the “Report”) dated March 25, 2022 relating to the consolidated financial statements and effectiveness of internal control over financial reporting which appear in this Annual Report; and (b) the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Report.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
March 25, 2022

1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com